COMMENTS RECEIVED ON AUGUST 19, 2024 and AUGUST 29, 2024

FROM MEGAN MILLER and KIM McMANUS

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable U.S. Equity Fund

N-14 FILED ON AUGUST 8, 2024

N-14 Information Statement and Prospectus

1)

The Transaction – Agreement and Plan of Reorganization

“In connection with the Reorganization, FMR will sell a portion of the securities held by Fidelity® SAI Sustainable Future Fund and purchase other securities. Any transaction costs associated with portfolio adjustments to Fidelity® SAI Sustainable Future Fund and Fidelity® SAI Sustainable U.S. Equity Fund due to the Reorganization that occur prior to the Closing Date will be borne by Fidelity® SAI Sustainable Future Fund and Fidelity® SAI Sustainable U.S. Equity Fund, respectively, notwithstanding the contractual expense caps in place. Any transaction costs associated with portfolio adjustments to Fidelity® SAI Sustainable Future Fund and Fidelity® SAI Sustainable U.S. Equity Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to Fidelity® SAI Sustainable U.S. Equity Fund that occur after the Closing Date will be borne by Fidelity® SAI Sustainable U.S. Equity Fund. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments.”

C:

The Staff requests we consider including disclosure of the reasoning, quantity, cost, and tax effects of any portfolio repositioning.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the information statement. As noted in the information statement, all of the current investments of the acquired fund are permissible investments for the acquiring fund. Nevertheless, the Adviser may reallocate assets as part of repositioning the combined portfolios or the investment adviser of the underlying managed accounts in which these funds are held may reallocate managed accounts assets in the normal course of business, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

2)

The Transaction - Federal Income Tax Considerations

C:

The Staff requests we explain why there does not appear to be any capital loss carryforward listed, however, the Notes to Financial Statements disclose that the book tax differences are due to capital loss carryforward.

R:

Capital loss carryforwards are reflected, as appropriate, under “Net Realized Gains/(Losses)” in the Tax Position table, as disclosed in the introductory language to the table.

3)

The Transaction – Capitalization

“Fidelity SAI Sustainable Future Fund’s estimated one-time Reorganization costs is approximately $71,000.”

C:

The Staff notes that page nine states FMR will bear the one-time administrative costs associated with the merger and requests we explain what the costs of $71,000 represent.

R:

Fidelity SAI Sustainable Future Fund’s estimated one-time proxy costs related to the Reorganization is $71,000. This includes the administrative costs associated with the Reorganization, including professional fees, expenses associated with the filing of registration statements and the printing and mailing costs for required regulatory mailings to shareholders. The disclosure on page nine states that FMR will bear a portion of these expenses. The fund will bear any remaining expenses.

4)

The Transaction – Capitalization

C:

The Staff requests we update the capitalization table to show share adjustments depicting the issuance of shares of the acquiring company in exchange for the target fund shares along with adding a footnote explaining the adjustment.

R:

The capitalization table includes pro forma shares outstanding for Fidelity SAI Sustainable U.S. Equity Fund reflecting the issuance of shares of the acquiring company in exchange for the target fund shares under “Shares Outstanding” in the capitalization table labeled “Fidelity SAI Sustainable U.S. Equity Fund Pro Forma.” The introductory language states that the capitalization tables is “on a pro forma combined basis (unaudited) as of [May 31, 2024] giving effect to the Reorganization”. For the avoidance of doubt, we will add the following footnote to the pro forma capitalization table:

“Shares outstanding have been adjusted for the accumulated change in the number of shares of the Fidelity SAI Sustainable Future Fund accounts based on the relative value of the Fidelity SAI Sustainable Future Fund and the Fidelity SAI Sustainable U.S. Equity Fund’s net asset value per share assuming the Reorganization would have taken place on May 31, 2024.”

5)

Prospectus Appendix – Financial Highlights

C:

The Staff requests we remove the Financial Highlights for Fidelity SAI Sustainable Sector Fund that are not applicable to the filing. The Staff notes that the auditor consent for the merger does not cover Fidelity SAI Sustainable Sector Fund.

R:

 We will remove the prospectus, including the financial highlights, from the filing package.

6)

C:

The Staff requests we allow sufficient time for review in advance of effective date.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

7)

Synopsis - Is the Reorganization considered a taxable event for federal income tax purposes?

C:

If applicable, the Staff requests we revise the answer to clarify if we expect material gains or losses associated with portfolio adjustments.

R:

 See response to Comment 1 above.

8)

Synopsis – Do the funds’ dividend and distribution policies differ?

C:

The Staff requests we confirm that any fees of the acquired fund that are subject to recoupment will not be recoverable by the combined fund.

R:

We confirm that any fees of the acquired fund that are subject to recoupment will not be recoverable by the combined fund.

9)

The Transaction – Reasons for the Reorganization

C:

The Staff requests we clarify the alternatives to the reorganization that were considered by the Board, if any.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund.

10)

The Transaction – Federal Income Tax Considerations

“(ii) Fidelity® SAI Sustainable Future Fund will recognize no gain or loss upon the transfer of substantially all of its assets to Fidelity® SAI Sustainable U.S. Equity Fund in exchange solely for Fidelity® SAI Sustainable U.S. Equity Fund shares and the assumption by Fidelity® SAI Sustainable U.S. Equity Fund of all liabilities of Fidelity® SAI Sustainable Future Fund, except that Fidelity® SAI Sustainable Future Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;”

C:

The Staff request we revise the synopsis to quantify the estimated gain or loss, if material.

R:

We do not expect any such gain or loss to be material.

11)

The Transaction – Capitalization

C:

The Staff requests we revise footnote (a) on page 17 to clearly state who will pay the one-time reorganization costs.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. Nonetheless, the capitalization table footnotes include the estimated one-time proxy costs related to the proposals. In addition, disclosure on page nine states that FMR will bear a portion of these expenses. As a result, we believe our existing disclosure is sufficient.